Exhibit 99.03

NOUVEAU MONDE GRAPHITE INC.

MANAGEMENT DISCUSSION

AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

WWW.NOUVEAUMONDE.CA

TSXV:NOU

OTCQX:NMGRF

FSE:NM9

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

1.	DATE	3

2.	CAUTION REGARDING PROSPECTIVE INFORMATION	3

3.	BUSINESS DESCRIPTION AND GOING CONCERN	4

4.	BUSINESS OBJECTIVES AND HIGHLIGHTS	5

	Recent developments	5
	2019 accomplishments	6
	Stakeholder relations and sustainability	7
	Environmental assessment	8
	Business strategy for value-added products	8
	Demonstration plant	9
	Feasibility study	9
	Resource	10
	Concentrate offtake and joint marketing agreement	11

5.	EXPLORATION AND EVALUATION COSTS	11

6.	SELECTED ANNUAL INFORMATION	12

7.	OPERATING RESULTS	12

8.	QUARTERLY RESULTS	13

9.	FOURTH QUARTER RESULTS	14

10.	LIQUIDITY AND FUNDING	14

	Operating activities	15
	Investing activities	15
	Financing activities	15

11.	RELATED PARTY TRANSACTIONS	16

12.	OFF-BALANCE SHEET TRANSACTIONS	16

13.	CONTRACTUAL OBLIGATIONS AND COMMITMENTS	16

14.	CRITICAL ACCOUNTING ESTIMATES, JUDGEMENTS AND ASSUMPTIONS	16

15.	CAPITAL STRUCTURE	17

16.	SUBSEQUENT EVENTS TO DECEMBER 31, 2019	17

17.	ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE	19

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

MANAGEMENT DISCUSSION AND ANALYSIS

This Management Discussion and Analysis (“MD&A”) dated April 29, 2020 has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Company’s Board of Directors.

This MD&A should be read in conjunction with Nouveau Monde Graphite Inc.’s (the “Company”) consolidated financial statements dated December 31, 2019. The Company’s consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”). The monetary presentation currency is the Canadian dollar (CAD) and all the amounts in the MD&A are in Canadian dollars which is the Company’s functional and presentation currency.

1.	DATE

This MD&A report is for the year ended December 31, 2019 with additional information up to April 29, 2020.

2.	CAUTION REGARDING PROSPECTIVE INFORMATION

Certain statements in this document, which are not supported by historical facts, are of a prospective nature, which means that they involve risks, uncertainties and elements which could make actual results differ from the results predicted or implied by these same prospective elements. There are many factors that could cause such differences, including the economical impact caused by the coronavirus (“COVID-19”), the instability in market prices of metals, the impact of fluctuations in interest rates and foreign currency exchange rates, poorly estimated reserves, risks to the environment (more stringent regulations), unexpected geological situations, adverse mining conditions, political risks arising from mining in developing countries, regulation and government policy changes (laws or policies), failure to obtain necessary permits and approvals from government authorities, and any other risks associated with the operation and development.

Although Nouveau Monde Graphite believes that the assumptions arising from the prospective statements are reasonable, it is strongly recommended not to place undue reliance on these statements, which are valid only until the time of this writing. However, in accordance with the provisions of the prospective information contained in Article 5.8 of Regulation 51-102, the Company agrees to disclose and discuss in the subsequent management reports, all significant variances between actual results and information or future financial outlook previously communicated.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

3.	BUSINESS DESCRIPTION AND GOING CONCERN

Nouveau Monde Graphite was established December 31, 2012. under the Canada Business Corporations Act. The Company specializes in exploration and evaluation of mineral properties located in Quebec.

The Company’s shares are listed under the symbol NOU on the TSX Venture Exchange, NMGRF on the OTCQX Market and NM9 on the Frankfurt Stock Exchange. The Company’s registered office is located at 331 Brassard Street, Saint-Michel-des-Saints, Quebec, Canada, JOK 3B0.

As at December 31, 2019, the Company had a negative working capital of $258,490, had an accumulated deficit of $28,416,970 and incurred a loss of $6,831,065 for the period then ended. Working capital included current tax credits receivable of $4,150,552 as well as cash and cash equivalents of $4,077,445.

The Company’s ability to continue future operations and fund its exploration, evaluation, development and acquisition activities is dependent on management’s ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, including $22,250,000 in 2019, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these consolidated financial statements. These circumstances indicate the existence of material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

4.	BUSINESS OBJECTIVES AND HIGHLIGHTS

The mission of the Company is to become a major low-cost producer of natural flake graphite, anode material for lithium-ion batteries and other value-added graphite products with the industry’s lowest environmental footprint out of a concern for sustainable development. Nouveau Monde Graphite wants to electrify all of its activities and is expected to operate the world’s first all-electric open-pit mine. The Company is engaged in developing its flagship property, the Matawinie mining project, and implementing its business strategy for the secondary transformation of graphite.

The Matawinie property includes 319 mining claims covering 17,585 hectares, in which the Company owns a 100% interest. The Tony Claim Block is located approximately 150 km north of Montreal, Quebec, Canada, in Saint-Michel-des-Saints, adjacent to the existing public road network. The Tony Claim Block is easily accessible via existing forest roads and is close to high-quality infrastructure, including paved roads and high-voltage power lines. The regional community has an abundance of skilled labourers who are available following the permanent cessation of many forestry activities. The project is also located close to the Montreal metropolitan area, which also has a considerable pool of nearby labour and suppliers of goods and services.

Recent developments

–	The Government of Quebec has issued a notice of admissibility for the Environmental and Social Impact Assessment (“ESIA”) of the Matawinie project, following its analysis by 25 provincial agencies and ministries. Subsequently, the Minister of the Environment and the Fight Against Climate Change gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 will be used to inform the commission’s report, which should be tabled by May 26, 2020. In addition to the analysis of the Ministère de l’Environnement et de la Lutte contre les changements climatiques (“MELCC”), this report should lead to the adoption of a decree by the government authorizing the Matawinie mining project (see press release of December 17, 2019).

–	The first commercial spheronization and micronization equipment was delivered to the Saint-Michel-des-Saints demonstration plant and will be used to test and optimize the process of transforming graphite concentrate into value-added products (“VAP”) such as spherical graphite, a key component of lithium-ion battery anodes (see press release of December 20, 2019). Following the installation, commissioning and run-in of the equipment, production of spherical graphite has started for prequalification with potential customers (see press release of February 26, 2020).

–	The Company signed a collaboration and profit-sharing agreement with the municipality of Saint-Michel-des-Saints. The terms and conditions include payments to the municipality based on cash flows to enhance community benefits and reinvestment. A regional fund was created as a catalyst for developmental projects to boost economic sustainability and community vitality beyond the mine’s operating period (see press release of January 24, 2020).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

–	The most recent survey measuring the level of social acceptability confirms that most members of the local community have a favourable view of the Matawinie project, with 82% of respondents describing it as positive to very positive, a level of support equivalent to last year (see press release of January 28, 2020).

–	A drilling and pre-construction work program was completed in November to obtain more details about the resources. After compiling data from this campaign, an update of the deposit’s mineral resources, in accordance with the provisions of National Instrument 43-101 Standards of Disclosure for Mineral Projects, was published highlighting an increase of 25% in the combined Measured and Indicated Mineral Resource categories while having minimal impact to the pit footprint and maintaining mineralization open at depth and both to the north and south (see press release of March 19, 2020).

–	The Company has mandated Hydro-Québec to carry out the preliminary project encompassing the development, installation and operation of a 120-kV electrical line that will supply its Matawinie mine site and help meet its carbon-neutrality targets. The goal is to connect the Matawinie project mine and concentrator to the power network via a dedicated line that will enable the full electrification of its operations (see press release of April 15, 2020).

–	Following the COVID-19 outbreak, the Company has been suspended guidance on its 2020 objectives (see press release of January 14, 2020). Consult section 16, Subsequent Events to December 31, 2019, for additional information on the impact of the pandemic on the Company’s activities.

2019 accomplishments

–	The signing of an Offtake and Joint Marketing Agreement with the Traxys Group (“Traxys”) for flake graphite concentrate to be produced by Nouveau Monde Graphite at its facilities in Saint-Michel-des-Saints (see press release of February 14, 2019).

–	The filing of an ESIA with ministerial authorities during the first quarter to begin the process of obtaining permits for the Matawinie mine and concentrator construction and commercial operation (see press release of April 11, 2019).

–	The signing of a pre-development agreement for the Matawinie project with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw to outline the parties’ respective rights and interests with respect to pre-development activities, including those related to the demonstration plant (see press release of April 23, 2019).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

–	The completion of a $12-million capital raise in June 2019 in addition to the $10- million capital raise in April 2019 from The Pallinghurst Group (“Pallinghurst”), a leading global mining investor (see press release of June 28, 2019).

–	The securing of a $4.25-million technology commercialization grant from the federally funded Sustainable Development Technology Canada (“SDTC”) program. The grant will be used to build a pilot graphite purification processing facility (see press release of August 20, 2019).

–	The addition of new members to its Board of Directors and to its Matawinie project team. In anticipation of the full commercial operation of the project, these additions significantly strengthen the skill set required to complete this project (see press releases of September 16, 2019 and October 31, 2019).

–	The award to SNC-Lavalin, in partnership with Seneca and Boucher-Lachance Architects, was awarded the contract for the detailed engineering and procurement services for the construction of the concentrator as part of its Matawinie graphite project (see press release of November 5, 2019).

–	The successful completion of testing and inspections of the micronization and spheronization equipment ordered for the Company’s secondary graphite transformation demonstration plant (see press release of November 12, 2019).

Stakeholder relations and sustainability

The main industries in the Upper Matawinie region are recreation and forestry. In keeping with its environmental and ethical development goals, Nouveau Monde Graphite has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns and values of the local community:

–	Over 70 information events, including public sessions and open-house events, to establish open and constructive dialogue with local organizations, residents, cottage owners, and members of First Nations.

–	Creation of a stakeholder committee (2017) to build trust with stakeholders throughout the mining development process and integrate concerns and expectations in the project design.

–	Consultations as part of the ESIA to analyse resident perspectives and identify mitigation or enhancement measures.

–	Pre-Development Agreement with the Atikamekw First Nation (2019), i.e. the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw, to provide a guideline for negotiating an Impact and Benefit Agreement for the Matawinie project.

–	Collaboration and benefit-sharing agreement with the municipality of Saint- Michel-des-Saints (2020) to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

–	Surveys to measure social acceptability conducted in 2018 and 2019 among residents of Saint-Michel-des-Saints and Saint-Zénon which showed a high and stable rate of support for the project: 83% (2018) and 82% (2019).

Environmental assessment

On April 15, 2019, the Company filed its ESIA for the Matawinie project with the Government of Quebec, which was an important step in the project’s analysis and authorization.

–	This study was conducted according to the principles of sustainable development and in accordance with the MELCC Environmental Impact Assessment and Review Procedure.

–	After examination of the ESIA by the 25 government ministries and agencies concerned, the MELCC sent questions and comments to the Company to clarify certain elements of the project and finalize their integrated analysis. On September 27, 2019, the Company submitted the answers, details, and complementary studies requested to obtain the confirmation of the ESIA’s admissibility from the authorities.

On December 17, 2019, Nouveau Monde Graphite obtained confirmation from the Government of Quebec of the admissibility of the ESIA. At the same time, the BAPE was asked to form a commission to consult the population about the Matawinie project. The Company had already signalled its intention to utilize the new disposition in the law to directly present its project at public hearings to have open and transparent consultations with different stakeholders and to more effectively advance the project through the ministerial authorization process.

Public hearings began on January 28, 2020. Based on participatory sessions, the commission team’s analysis of the project and opinions expressed by the population, the BAPE will submit a report and recommendations by May 26, 2020. In addition to the MELCC analysis, this report should lead to the adoption of a government decree that authorizes the Matawinie mining project.

Business strategy for value-added products

Both increased demand for anode material and the Company’s deal with Hydro-Quebec on the transformation of graphite for the lithium-ion battery market helped Nouveau Monde Graphite make considerable progress during the current quarter in relation to its business strategy for its VAP segment. The Company’s team of experts completed inspections and tests on the micronization and spheronization equipment ordered for its secondary transformation plant. This equipment has been installed at the existing Saint-Michel-des-Saints demonstration plant in order to test the developed VAP process. The first samples of spherical graphite attest to the performance of the secondary transformation process developed by the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Nouveau Monde Graphite is also developing a thermochemical purification process to complete its market offering of products with purity greater than 99.95%. The Company has reserved an option to buy a 2 million-square-foot land in the industrial park of Bécancour, Quebec, which is a high potential sector identified for the electric battery supply chain (KPMG, April 2019). The plan is for the Company to build a manufacturing plant of anode material for lithium-ion batteries with a projected annual production volume of 35,000 tons. The transformed graphite will be supplied by the Company’s future mine and concentrator in Saint-Michel-des-Saints.

Demonstration plant

Since the commissioning of its demonstration plant in the third quarter of 2018, several hundred tonnes of graphite concentrate have been supplied by materials extracted from the West Zone deposit of the Company’s Matawinie graphite property.

The demonstration plant is an important component of Nouveau Monde Graphite’s strategy, as it serves to:

–	Qualify the Company’s graphite products and establish a sales record.

–	Test and improve processes for commercial operations.

–	Test new innovative technologies of tailings management and site restoration.

–	Train employees and promote future employment opportunities to local labour.

With grades between 94-98% Cg (as per technical requirements), the Company’s graphite products offered to customers are the following:

–	NMG Flake +50 mesh

–	NMG Flake +80 mesh

–	NMG Flake +150 mesh

–	NMG Fine Flake -150 mesh

–	Other custom graphite products

Feasibility study

On October 25, 2018, the Company announced the results of a feasibility study (“FS”) covering the West Zone deposit of the Tony Claim Block, which is part of its Matawinie graphite property. The FS performed by Met-Chem/DRA, in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI43-101), demonstrated the project’s economic potential:

–	Pre-tax net present value (“NPV”) of $1.287 billion at an 8% discount rate

–	After-tax NPV of $751 million at an 8% discount rate

–	Pre-tax internal rate of return (“IRR”) of 40.6%

–	After-tax IRR of 32.2%

–	Life of mine (“LOM”) of 25.5 years

–	Mine pay back estimated at 2.2 years (pre tax)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

–	Mine pay back estimated at 2.6 years (after tax)

–	Initial capital costs (“Capex”) of $276 million (including contingency of $31.5 million)

–	Operating expenditures (“Opex”) of $499 per tonne of concentrate

–	Average sales price of graphite concentrate at 1,730 USD per tonne

–	USD/CAD conversion rate of 1.307

Operational highlights:

–	Annual average full production of 100,000 tonnes of graphite concentrate

–	Probable reserve of 59.8 million tonnes at a 4.35% Cg average grade contained in the mineralization

–	Graphite milling recovery above 94%

–	Finished product / concentrate purity: > 97% Cg

–	Stripping ratio (LOM) of 1.06:1

Resource

On March 19, 2020, Nouveau Monde Graphite published an updated pit-constrained Mineral Resource Estimate (the “Current Resource”) for its West Zone deposit, located in the Tony Claim Block part of its Matawinie graphite property. This update follows a drilling campaign completed in the fall of 2019 (see press release dated December 3, 2019).

The Current Resource is summarized below and compared to the previous pit-constrained Mineral Resource Estimate (the “Previous Resource”) published in a press release dated June 27, 2018.

	CURRENT RESOURCE			PREVIOUS RESOURCE
	(March 19, 2020)			(June 27, 2018)
RESOURCE	Tonnage	Grade	Cg	Tonnage	Grade	Cg
CATEGORY	(Mt)	(% Cg)	(Mt)	(Mt)	(% Cg)	(Mt)
Measured	24.5	4.27	1.05	0	0	0
Indicated	95.8	4.26	4.08	95.8	4.28	4.10
Measured + Indicated	120.3	4.26	5.13	95.8	4.28	4.10
Inferred	4.5	4.43	0.20	14.0	4.19	0.59

The block model, used to generate the Current Resource of the West Zone deposit, is based on a total of 149 core drill holes which produced 8,274 samples as well as 207 samples collected from channeling work in three (3) trenches. In all, 23 mineralized horizons encased in paragneiss units were interpreted and modelled from this data.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Concentrate offtake and joint marketing agreement

On February 14, 2019, the Company announced that it had entered into an Offtake and Joint Marketing Agreement with Traxys for flake graphite concentrate to be produced at the Company’s Saint-Michel-des-Saints operation. Traxys is a global commodity trading and logistics company with operations in North and South America, Europe, Africa, China and India. Highlights include:

–	Binding Offtake and Joint Marketing Agreement signed with Traxys.

–	For each of the first two years, Traxys will market 200 tonnes of flake graphite concentrate (400 tonnes in total) from the Company’s currently operating graphite demonstration plant (the Demo Term) for customer product prequalification purposes.

–	For each of the first five (5) years of the Company’s commercial production (the Full-Scale Term), 25,000 tonnes of flake graphite product will be sold through Traxys by Nouveau Monde Graphite.

–	Traxys will have the exclusive right to market, distribute and resell the flake graphite products to its customer base.

5.	EXPLORATION AND EVALUATION COSTS

MATAWINIE
$
Balance as of January 1, 2019	22,594,705
Geology	2,466,711
Metallurgy	310,788
Environmental and social impact study	1,361,595
Engineering	2,179,674
Second transformation study	1,605,082
Demonstration plant	4,059,959
Other exploration expenses	723,598
Total exploration and evaluation costs	12,707,406
Net tax credits	(2,203,104)
Balance as at December 31, 2019	33,099,007

The values in the table above are presented net of all grants recognized in connection with these costs.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

6.	SELECTED ANNUAL INFORMATION

Annual information for the years ended December 31, 2019, 2018 and 2017.

DESCRIPTION	2019	2018	2017
Income	-	-	-
Net loss	6,831,065	8,059,675	4,425,620
Basic and diluted loss per share	(0.030)	(0.054)	(0.046)
Total assets	53,082,844	37,679,386	22,145,996
Long-term debt	149,628	2,377,300	-

7.	OPERATING RESULTS

During the year ended December 31, 2019, the Company recorded a net loss of $6,831,065 ($8,059,675 in 2018) and a net loss per share of $0.030 ($0.054 in 2018). The major variances are explained hereunder.

	2019	2018	VARIATION
	$	$	$
Wages and benefits (a)	2,079,613	1,077,916	1,001,697
Consulting fees (b)	414,967	715,749	(300,782)
Share-based payments (c)	505,315	844,949	(339,634)
Financial fees (d)	266,164	(7,388)	273,552

a)	The increase of $1,001,697 in wages and benefits is related to six (6) new hires, mainly in administration or management functions, that occurred between June and December 2019.

b)	The consulting fees decreased by $300,782 mainly because the Company now has more internal technical and administrative resources capable of realizing some mandates that previously required external consultants.

c)	The share-based payments decreased by $339,634, since the Company issued options to newly hired key personnel in 2019 and most of them are affected to exploration and evaluation (“E&E”) functions which makes the share-based compensation value capitalized to the E&E assets, therefore not reflected in the profit or loss results shown above.

d)	The financial fees increased by $273,552 because the Company contracted debt agreements which include interest rates ranging between 6.25% and 9% annually. The proceeds of the debt agreements were received in December 2018 and June 2019 which explains why there was no financial fees in 2018.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

8.	QUARTERLY RESULTS

	Q4-2019 (note a)	Q3-2019	Q2-2019	Q1-2019 (note b)
DESCRIPTION	$	$	$	$
Income	-	-	-	-
Net Loss	(1,956,258)	(1,877,588)	(1,702,086)	(1,295,133)
Loss per share	(0.009)	(0.007)	(0.008)	(0.007)

	Q4-2018	Q3-2018	Q2-2018	Q1-2018
DESCRIPTION	$	$	$	$
Income	-	-	-	-
Net Loss	(2,282,125)	(3,199,316)	(1,659,042)	(919,191)
Loss per share	(0.014)	(0.021)	(0.012)	(0.007)

Results in 2019 have been influenced by the application of IFRS 16. The 2018 figures have not been restated for the adoption of IFRS 16 and, as such, the net loss is not comparable to that of 2018 quarters.

a)	The net loss observed during the fourth quarter of 2019 is slightly less than the one observed during the same period in 2018; however, the loss before tax is greater by $550,000. This difference is explained by a reduction in the deferred tax expense of $130,881 calculated in 2019 versus an expense of $753,500 calculated in 2018.

b)	The net loss is less during the first quarter of 2019 than the other quarters of the year, mainly due to lower employee headcount. Employee wages and benefits impacting the consolidated statement of loss was approximately half of the amount observed in the fourth quarter of 2019, which represents a reduced expense of around $350,000.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

9.	FOURTH QUARTER RESULTS

During the three-month period ended December 31, 2019, the Company recorded a net loss of $1,956,258 ($2,282,125 in 2018) and a loss per share of $0.009 ($0.014 in 2018). The major variances explaining the difference is explained hereunder.

	Q4-2019	Q4-2018	VARIATION
	$	$	$
Professional fees (a)	319,797	273,522	46,275
Wages and benefits (b)	712,161	243,987	468,174
Stock exchange, authorities and communication expenses (c)	34,603	100,274	(65,671)

a)	The professional fees quarterly expense increased by $46,275 mainly because of a rise in legal and accounting expenses.

b)	The wages and benefits quarterly expense increased by $468,174 mainly because the new administration and management employees were either hired before or right after the beginning of the fourth quarter period.

c)	The stock exchange, authorities and communication quarterly expenses decreased by $65,671 mainly because of additional expenses incurred in 2018 in relation to the prospectus filed.

10.	LIQUIDITY AND FUNDING

On December 31, 2019, the Company had a negative working capital of $258,490, including $4,077,445 in cash.

	2019	2018 Restated*
CASH FLOWS PROVIDED BY (USED IN)	$	$
Operating activities before the net change in non-cash working capital items	(4,678,140)	(3,866,561)
Net change in non-cash working capital items	(461,844)	944,630
Operating activities	(5,139,984)	(2,921,931)
Investing activities	(15,186,358)	(17,991,456)
Financing activities	20,609,338	14,559,849
Increase (decrease) in cash and cash equivalents	282,996	(6,353,538)

*See note 22 in the financial statements for details on the restatement due to an error. The numbers in this note have been adjusted to reflect the corrections.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Operating activities

For the year ended December 31, 2019, cash outflows from operating activities totaled $5.1 million, while there was $2.9 million of cash outflows for the year 2018. The Company spent more in 2019 than in 2018 mainly because of an increase of activities and a negative variation of $1.4 million in the net change of the working capital items.

Investing activities

For the year ended December 31, 2019, cash used in investing activities totalled $15.1 million and were mainly related to exploration and evaluation expenses of $13.7 million. Also, the Company spent $1.7 million in relation to fixed asset acquisitions of houses and land along the future mine and concentrator site perimeter.

Financing activities

For the year ended December 31, 2019, cash receipts related to financing activities amounted to $20.6 million. There were two major equity financings that occurred during the second quarter of 2019, namely:

̶	On April 25, 2019, the Company closed a non-brokered private placement with Pallinghurst Graphite Limited, an affiliate of The Pallinghurst Group (“Pallinghurst”), comprised of 43,825,000 common shares of the Company’s capital, at a price of $0.235 per common share for total gross proceeds of $10,298,875. The Company did not pay any brokerage, merchant banking or other similar fees. In connection with this offering, Pallinghurst agreed not to sell its common shares for up to two years following the closing date, subject to conditions.

̶	On June 28, 2019, the Company completed a private placement consisting of 42,345,213 common shares of the Company’s capital at a price of $0.235 per common share for total gross proceeds of $9,951,125.

In addition, the Company also announced that it had entered into an unsecured financing with Pallinghurst for a total amount of $2,000,000, minimizing shareholder dilution, which bears interest at a rate of 9% per annum. Principal and accrued interest must be repaid by December 31, 2020.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

11.	RELATED PARTY TRANSACTIONS

The related parties of the Company include key management personnel, directors, and significant shareholders.

	2019	2018
	$	$
Director and an officer of the Company
Employee benefit expenses	388,599	228,641
Share-based compensation	101,156	247,424
Members of the management of the Company
Employee benefits expenses	601,036	430,299
Share-based compensation	82,390	215,368
Directors of the Company
Board fees	94,919	79,637
Share-based compensation	159,061	295,215

For a detailed description of all related party transactions, please refer to Note 16 “Related party transactions” in the financial statements.

12.	OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

13.	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

For a detailed description of future commitments, please refer to Note 20 “Commitments” in the financial statements.

14.	CRITICAL ACCOUNTING ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with IFRS requires management to apply accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is full disclosure of the Company’s critical accounting policies and accounting estimates in note 3 and 4 of the audited consolidated financial statements for the year ended December 31, 2019.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

During the preparation of annual financial statements, the Company found errors in the consolidated statement of cash flows for the year ended December 31, 2018. The first error was an amount of $562,141 relating to the asset retirement obligation that had been presented in the “Net change in working capital” line of the operating activities section of the statement of cash flows. The Company reclassed this error because it wrongfully impacted the totals of the operating and investing activities sections of the cash flow statement. The adjustment corresponds to reducing the funds used in the “Additions to exploration and evaluation assets” line found in the investing activities by $562,141 and reducing the “Net change in working capital” found in the operating activities section by the same amount.

The second error found was an amount of $3,308,141 in relation to a debt proceeds received which was also included in the “Net change in working capital”. The adjustment corresponds to increasing the “Proceeds from debt, net of issue costs” line found in the financing activities by $3,308,141 and reducing the “Net change in working capital” line found in the operating activities section by the same amount.

See note 22 in the financial statements for more details on the restatement due to these errors.

15.	CAPITAL STRUCTURE

April 29, 2020
Common shares	261,782,814
Warrants	26,766,142
Advisory warrants	621,665
Options	15,825,000
Broker’s warrants	331,994
Total common shares fully diluted	305,327,615

16.	SUBSEQUENT EVENTS TO DECEMBER 31, 2019

In August 2019, the Company completed the closing of a federally funded grant with Sustainable Development Technology Canada (“SDTC”) for a total of $4.25 million. This grant will help the Company build a value-added graphite purification processing facility in Bécancour, Quebec. In February 2020, the Company received the first milestone payment of $2 million. SDTC also increased its initial commitment of $4.25 million to the Company by 5%, representing an additional $212,500 in grant, because of the COVID-19 impact on Canadian companies. The additional $212,500 amount was received at the end of March 2020.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

In addition to the SDTC program, the Company finalized another grant agreement in April 2020 with Transition énergétique Québec (“TEQ”), a Quebec government funded program, in relation to the same project of building a value-added graphite purification processing facility. The additional grant of $3 million was secured via TEQ’s Technoclimat program.

The Company also contracted a new debt agreement totalizing $2 million with Pallinghurst on March 16, 2020. This debt will be due and payable on December 31, 2020 and will bear interest at the rate of 9% per annum. The Company also amended and restated the original debt agreement issued on June 27, 2019 with Pallinghurst in order to change the maturity date of the repayment. The maturity date of this debt that included a principal amount of $2 million was postponed to December 31, 2020. All other terms set in the original 2019 agreement remain unchanged.

In April 2020, the Company also secured $1,994,405 in funding closed with Investissement Québec through two loan offers that are ready to be disbursed as per NMG’s cash flow needs, subject to the loan offer conditions. The interest rate on the first loan offer of $641,090 is the current prime rate of 2.45% plus 0.07%, while the interest rate on the second loan offer of $1,353,315 is the current prime rate of 2.45% with no margin. The interest will be paid monthly throughout the term, whereas the capital will be repaid by no later than the term’s expiry on June 30, 2021.

The outbreak of COVID-19 has resulted in governments taking emergency measures to combat the spread of the virus. In order to slow the progression of the pandemic, the Quebec government has suspended non-essential economic activities until May 4, 2020. Until economic activity resumes, Nouveau Monde Graphite is applying the government directives, tightening the pace of spending and focusing its efforts on critical activities in order to achieve the key development milestones of its project. Exceptional measures were temporarily deployed to get through this period of economic instability, including the suspension of operations at the Saint-Michel-des-Saints demonstration plant and the temporary layoff of a number of hourly, administrative and maintenance personnel. Nonetheless, the development of the Matawinie property continues to advance. Detailed engineering of the site for the concentrator and the process continues in telecommuting format with team members and consultants. Work required for the project permitting is also progressing. Civil servants are continuing the ESIA analysis and, according to the information obtained to date, the BAPE report is still on track for submission in Q2-2020.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

17.	ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This MD&A was prepared as of April 29, 2020. More information about the Company can be also found on SEDAR (www.sedar.com).

April 29, 2020

(signed) Eric Desaulniers	(signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, Géo	Charles-Olivier Tarte, CPA CMA
President and Chief Executive Officer	Chief Financial Officer